UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

SPECIALIZED DISCLOSURE REPORT

VARIAN MEDICAL SYSTEMS, INC.

(Exact name of the registrant as specified in its charter)

Delaware	1-7598	94-2359345
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer Identification No.)

3100 HANSEN WAY, PALO ALTO, CA		94304-1030
(Address of principal executive offices)		(Zip code)

John W. Kuo	(650) 493-4000

(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2018.

Introduction:

Varian Medical Systems, Inc. is a Delaware corporation originally incorporated in 1948 as Varian Associates, Inc. Varian Medical Systems, Inc. and subsidiaries are referred to herein as the “Company.”

The Company is the world’s leading manufacturer of medical devices and software for treating cancer and other medical conditions with radiotherapy, stereotactic radiosurgery, stereotactic body radiotherapy, brachytherapy and proton therapy. Our mission is to combine the ingenuity of people with the power of data and technology to achieve new victories against cancer. To meet this challenge, we offer comprehensive solutions for fighting cancer.

Item 1.01.	Conflict Minerals Disclosure and Report

The Company has concluded in good faith that during 2018,

a)	The Company has manufactured and contracted to manufacture products as to which “conflict minerals” (as defined in Section 1, Item1.01 (d) (3) of Form SD) are necessary to the functionality or production of such products.
b)	Based on a “reasonable country of origin inquiry”, the Company knows or has reason to believe that a portion of its necessary conflict minerals originated or may have originated in the Democratic Republic of the Congo or an adjoining country (collectively, sometimes referred to as the “Covered Countries”). Further the Company has determined that smelters and refiners identified as sourcing from the Covered Countries have been audited by the Responsible Minerals Initiative (RMI) and validated as “conformant to Responsible Minerals Assurance Process (RMAP).”

The Company’s reasonable country of origin inquiry employed a combination of measures to determine whether the necessary conflict minerals in any of the Company’s products originated from the Covered Countries. The Company’s primary means of determining country of origin of necessary conflict minerals was by conducting a supply-chain survey with direct vendors using the Responsible Business Alliance/Global e-Sustainability Initiative (RBA/GeSI) Conflict Minerals Reporting Template (CMRT). The Company surveyed its direct vendors that were determined to have or had a high likelihood of containing tin, tantalum, tungsten or gold in their products. Additionally, the Company used the RMI website (http://www.responsiblemineralsinitiative.org/), smelter company websites, and other online tools to provide additional country of origin information.

Below is a summary of the information collected from all supply-chain survey respondents.

Metal	Countries of Origin
Australia, Austria, Bolivia, Brazil, China, Colombia, Ethiopia, Guinea, India, Madagascar,
Tantalum	Malaysia, Nigeria, Russian Federation, Sierra Leone, Thailand, Mozambique, Burundi,
Rwanda, DRC*
Australia, Bolivia, Brazil, China, Colombia, Guinea, Indonesia, Laos, Malaysia, Mongolia,
Tin	Myanmar, Nigeria, Peru, Portugal, Russian Federation, Taiwan, Thailand, United Kingdom
of Great Britain and Northern Ireland, Venezuela, Burundi, Rwanda, Uganda, DRC*
Australia, Bolivia, Brazil, China, Colombia, Guinea, Indonesia, Laos, Malaysia, Mongolia,
Tungsten	Myanmar, Nigeria, Peru, United Kingdom of Great Britain and Northern Ireland, Russian
Federation, Taiwan, Thailand, United States of America, Burundi, Rwanda, DRC*
Gold	Benin, Bolivia, Brazil, Chile, Colombia, Ecuador, Eritrea, Ghana, Guinea, Guyana, Mali,
Mauritania, Nicaragua, Niger, Peru, Swaziland, Togo, South Africa

*The reported tantalum from the DRC came from 20 smelters, reported tin from DRC came from 6 smelters, and reported tungsten from DRC came from 4 smelters all of which have been audited and validated as “conformant” to the RMI RMAP protocol, which is internationally recognized for conflict free validation audits.

In accordance with Rule 13p-1 under the Securities Exchange Act of 1934, the Company has filed this Specialized Disclosure Form (Form SD) with the Securities and Exchange Commission and the associated Conflict Minerals Report and both documents are posted to a publicly available Internet site at https://www.varian.com/about-varian/citizenship.

Item 1.02.	Exhibits

Conflict Minerals Report required by Item 1.01 is attached at Exhibit 1.01.

Item 2.01.	Exhibits

1.01.	Conflict Minerals Report as required by Items 1.01 and 1.02.

* * * * *

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

VARIAN MEDICAL SYSTEMS, INC.
(Registrant)

/s/ John W. Kuo
By: John W. Kuo, Senior Vice President,
General Counsel and Corporate Secretary	May 30, 2019